UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

ONCOMED PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

68234X102
(CUSIP Number)

Charles Sermon General Counsel Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place London WIG 0QF United Kingdom Tel. No.: +44 333 023 7300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a Copy to:

Leo Borchardt

Michael Davis

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR
United Kingdom

December 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68234X102

1	Name of Reporting Person Mereo BioPharma Group plc
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 4,130,907 shares of common stock (1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,130,907 shares of common stock (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,130,907 shares of common stock (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.7% (2)

14	Type of Reporting Person (See Instructions) CO

____________________

(1)	Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because Mereo BioPharma Group plc may be deemed to have beneficial ownership of such Shares as a result of the Stockholder Support Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mereo BioPharma Group plc that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	See Item 5 of this Schedule 13D.

CUSIP No. 68234X102

1	Name of Reporting Person Dr. Denise Scots-Knight
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 60,000 shares of common stock (1)(2)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 60,000 shares of common stock (1)(2)
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000 shares of common stock (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.002% (2)
14	Type of Reporting Person (See Instructions) IN

_____________________

(1)	Consists of 60,000 shares of common stock issuable upon exercise of certain stock option awards, which are exercisable within 60 days of the date of this filing at a weighted average exercise price of $16.83 per share. All such stock option awards will expire on December 28, 2018.

(2)	See Item 5 of this Schedule 13D.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of OncoMed Pharmaceuticals, Inc., a Delaware corporation (“OncoMed”).  The principal executive offices of OncoMed are located at 800 Chesapeake Drive, Redwood City, CA 94063.

Item 2.  Identity and Background

(a)−(c) and (f)  The names of the persons filing this statement are Mereo BioPharma Group plc, a public limited company incorporated under the laws of England and Wales (“Mereo”), and Dr. Denise Scots-Knight (Dr. Scots-Knight, together with Mereo, the “Reporting Persons”).

The principal business address and address of the principal office of Mereo is 4th Floor, 1 Cavendish Place, London W1G 0QF, United Kingdom.

The name, business address, present principal occupation or employment and citizenship of Dr. Scots-Knight and each other director and executive officer of Mereo are set forth on Schedule A attached hereto, and are incorporated herein by reference. Mereo, together with its subsidiaries, is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases.

(d)      During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, none of the persons set forth on Schedule A attached hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, neither of the Reporting Persons was nor, to the knowledge of the Reporting Persons, was any of the persons set forth on Schedule A attached hereto a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On December 5, 2018, concurrently with the execution of the Merger Agreement (as defined below), and to induce Mereo to enter into the Merger Agreement, certain of the officers and directors of OncoMed who are stockholders of OncoMed (together with certain of their respective affiliates, the “Supporting Stockholders”) entered into Stockholder Support Agreements (the “Stockholder Support Agreements”) with Mereo with respect to the Shares of OncoMed beneficially owned by the Supporting Stockholders.  As of December 5, 2018, the Supporting Stockholders collectively controlled 4,130,907 Shares, representing approximately 10.7% of the combined voting power of the issued and outstanding Shares of OncoMed.  As described in response to Item 4, the Shares beneficially owned by the Supporting Stockholders have not been purchased by Mereo, and thus no funds were used for such purpose.  Mereo did not pay any monetary consideration to the Supporting Stockholders in connection with the execution and delivery of the Stockholder Support Agreements.  For a description of the Stockholder Support Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Dr. Scots-Knight was granted 60,000 options to purchase Shares, at a weighted average exercise price of $16.83 per Share, by OncoMed due to her former position as a director of OncoMed. All such options will expire on December 28, 2018.

Item 4.  Purpose of Transaction

The purpose of the Stockholder Support Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement

On December 5, 2018, Mereo, Mereo US Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Mereo (“HoldCo”), Mereo MergerCo One Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Mereo (“Merger Sub”), and OncoMed, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into OncoMed, with OncoMed surviving the merger as a wholly owned subsidiary of HoldCo, and an indirect wholly-owned subsidiary of Mereo (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding Share of OncoMed will be converted into the right to receive (i) a number of American Depositary Shares (the “Mereo Depositary Shares”), each representing five ordinary shares, with a nominal value of £0.003 per ordinary share, of Mereo (each, a “Mereo Ordinary Share”), determined by reference to the exchange ratio described below and (ii) one contingent value right (a “CVR”), representing the right to receive contingent payments upon the achievement by certain products of OncoMed of certain performance milestones.

Under the exchange ratio formula set forth in the Merger Agreement, as of immediately following the Effective Time, former security holders of OncoMed are expected to own approximately 25% of the then-outstanding Mereo Ordinary Shares, subject to adjustments for net cash held by OncoMed at the time of closing of the Merger, as described further in the Merger Agreement. No fractional Mereo Depositary Shares or CVRs shall be issued in connection with the Merger. Any fractional Mereo Depositary Shares or CVRs shall be rounded down to the nearest whole Mereo Depositary Share or CVR, as applicable, with no cash being paid to compensate for such rounding. Application will be made to list the Mereo Depositary Shares on The Nasdaq Stock Market (“Nasdaq”).

Each of Mereo, Merger Sub and OncoMed made certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by Mereo and OncoMed to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger, to refrain from taking certain actions specified in the Merger Agreement and to use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger. The consummation of the Merger is subject to customary closing conditions, including (i) the absence of any temporary restraining order, preliminary or permanent injunction or any other order preventing the consummation of the Merger and any law that makes illegal the consummation of the Merger, (ii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares of OncoMed entitled to vote thereon, and (iii) the approval for listing on Nasdaq, subject to official notice of issuance, of the Mereo Depositary Shares to be issued in the Merger and the approval for admission to trading on the Alternative Investment Market operated by London Stock Exchange of the Mereo Ordinary Shares underlying the Mereo Depositary Shares to be issued in the Merger pursuant to the Merger Agreement, and the satisfaction of any other requirements of London Stock Exchange.

The Stockholder Support Agreements

Simultaneously with the execution and delivery of the Merger Agreement, on December 5, 2018, certain of the officers and directors of OncoMed who are stockholders of OncoMed, in their respective capacities as stockholders of OncoMed (together with certain of their respective affiliates), entered into Stockholder Support Agreements with Mereo, pursuant to which such individuals have agreed, among other things, to (i) vote their respective Shares in favor of the adoption and approval of the Merger Agreement and approval of the Merger and other transactions contemplated thereby, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of Mereo at which any of the foregoing matters are submitted for consideration to solicit additional votes, and (iii) against any alternative proposal and against any action or agreement that would reasonably be expected to frustrate the purposes, prevent, delay or otherwise adversely affect the consummation of, the transactions contemplated by the Merger Agreement. Pursuant to the Stockholder Support Agreements, each Supporting Stockholder waives appraisal rights and grants an irrevocable proxy appointing Mereo or any designee of Mereo as such Supporting Stockholder’s proxy and attorney-in-fact to vote such Supporting Stockholder’s Shares in accordance with the foregoing. The Stockholder Support Agreements do not limit or restrict any

Supporting Stockholder in his or her capacity as a director or officer of OncoMed from acting in such capacity or voting in such capacity in such person’s sole discretion on any matter.

The Stockholder Support Agreements and the irrevocable proxies granted pursuant to the Stockholder Support Agreements terminate upon the earlier to occur of: (i) the effective time of the Merger and (ii) termination of the Merger Agreement in accordance with its terms.

To the extent that any Supporting Stockholder acquires beneficial ownership of any Shares during the term of the applicable Stockholder Support Agreement, such Shares will become subject to the terms of the applicable Stockholder Support Agreement to the same extent as though such Shares were owned by such Supporting Stockholder as of the date of the Stockholder Support Agreements.

Until the earlier of the termination of the Stockholder Support Agreements and the date on which the Merger Agreement is adopted by OncoMed’s stockholders, each Supporting Stockholder is prohibited from transferring any Shares beneficially owned by such Supporting Stockholder, subject to certain exceptions. Each Supporting Stockholder has also agreed not to (i) solicit or encourage competing acquisition proposals, (ii) enter into or participate in discussions or negotiations regarding competing acquisition proposals, (iii) make or participate in a solicitation of proxies in connection with any vote of OncoMed’s stockholders other than to recommend the approval of the Merger Agreement and the transactions contemplated thereby as provided in the Stockholder Support Agreements or (iv) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, any agreement with respect to a competing acquisition proposal.

The foregoing description of the Merger Agreement and Stockholder Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Stockholder Support Agreements. Copies of the Merger Agreement, and the Form of Stockholder Support Agreement between Mereo and each of Alicia Hager, Austin Gurney, Jack W. Lasersohn, John A. Lewicki, Jonathan D. Root, Perry A. Karsen, Robert Stagg, Yvonne Li, Vertical Fund I LP, Vertical Fund II LP, Delphi Ventures VIII, L.P., Delphi Bioinvestments VIII, L.P. and John A. Lewicki as Trustee of the Lewicki Family Trust dated December 6, 2000 are filed as Exhibits 2.1 and 10.1, respectively, to OncoMed’s Current Report on Form 8-K filed on December 6, 2018.

Except as set forth in this Item 4 and in connection with the transactions contemplated by the Merger Agreement and the Stockholder Support Agreements, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).

The Merger Agreement has been attached as an exhibit hereto to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about OncoMed, Mereo, HoldCo or Merger Sub or their respective affiliates or to modify or supplement any factual disclosures about OncoMed, Mereo or their respective affiliates in public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of OncoMed and Mereo that were made solely for the purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties thereto, and which may be subject to important qualifications and limitations agreed to by OncoMed and Mereo in connection with the negotiated terms of the Merger Agreement. Moreover, such representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of OncoMed, Mereo or any of their respective subsidiaries or affiliates.  In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, since (i) they were made only as of the date of such agreement or a prior, specified date, (ii) in some cases they are subject to qualifications with respect to materiality, knowledge and/or other matters and (iii) they may be modified in important part by the underlying disclosure schedule.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in OncoMed’s or Mereo’s public disclosures.

Item 5.  Interest in Securities of the Issuer

The beneficial ownership percentages described in this Schedule 13D are based on 38,630,145 Shares issued and outstanding as of December 5, 2018, as represented by OncoMed in the Merger Agreement.

(a)  As a result of its entry into the Stockholder Support Agreements, Mereo may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 4,130,907 Shares, the sum of the Shares held by the Supporting Stockholders, representing approximately 10.7% of the combined voting power of the issued and outstanding Shares based on OncoMed’s representations in the Merger Agreement that there were 38,630,145 Shares and no shares of Oncomed preferred stock issued and outstanding on December 5, 2018.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mereo that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Dr. Scots-Knight has sole voting and dispositive power over the 60,000 Shares (assuming full exercise of her options to purchase such Shares) that she beneficially owns in her personal capacity, representing approximately 0.002% of the combined voting power of the issued and outstanding Shares based on OncoMed’s representations in the Merger Agreement that there were 38,630,145 Shares and no shares of Oncomed preferred stock issued and outstanding on December 5, 2018. Mereo is not deemed the beneficial owner, and hereby disclaims beneficial ownership, of the Shares beneficially owned by Dr. Scots-Knight in her personal capacity, as Mereo has neither voting nor dispositive power over such shares.

Except as set forth in this Item 5(a), the Reporting Persons do not, and to the best knowledge of the Reporting Persons, the persons set forth on Schedule A hereto (other than Dr. Scots-Knight) do not beneficially own any Shares.

(b)  Mereo is not entitled to any rights of a stockholder of OncoMed as to any Shares. Except to the extent that it may be deemed to have such power by virtue of the Stockholder Support Agreements, Mereo does not have the sole or shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of, any of the Shares.

Dr. Scots-Knight has sole voting and dispositive power over the 60,000 Shares (assuming full exercise of her options to purchase such Shares) that she beneficially owns in her personal capacity.

(c)   Except for the execution and delivery of the Merger Agreement and the Stockholder Support Agreements, the Reporting Persons have not and, to the knowledge of the Reporting Persons, the persons set forth on Schedule A hereto have not effected any transaction in the Shares during the past 60 days.

(d)   Except for the Merger Agreement and the Stockholder Support Agreements and the transactions contemplated by those agreements, Mereo does not and, to the knowledge of Mereo, the persons set forth on Schedule A hereto do not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of OncoMed reported herein.

No person other than Dr. Scots-Knight is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of OncoMed reported herein as held by Dr. Scots-Knight.

(e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of OncoMed, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Exhibit Name
99.1	Joint Filing Agreement, dated as of December 17, 2018, by and between the Reporting Persons.
99.2	Agreement and Plan of Merger and Reorganization, dated December 5, 2018, by and among Mereo BioPharma Group plc, Mereo US Holdings Inc., Mereo MergerCo One Inc. and OncoMed Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to OncoMed Pharmaceuticals Inc.’s Current Report on Form 8-K filed December 6, 2018).
99.3	Form of Stockholder Support Agreement between Mereo BioPharma Group plc and each of Alicia Hager, Austin Gurney, Jack W. Lasersohn, John A. Lewicki, Jonathan D. Root, Perry A. Karsen, Robert Stagg, Yvonne Li, Vertical Fund I LP, Vertical Fund II LP, Delphi Ventures VIII, L.P., Delphi Bioinvestments VIII, L.P. and John A. Lewicki as Trustee of the Lewicki Family Trust dated December 6, 2000 (incorporated by reference to Exhibit 10.1 to OncoMed Pharmaceuticals Inc.’s Current Report on Form 8-K filed December 6, 2018).

SIGNATURE

 After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 17, 2018

Mereo BioPharma Group plc

By:	/s/ Charles Sermon
Name: Charles Sermon Title: Authorized Signatory

Dr. Denise Scots-Knight

/s/ Dr. Denise Scots-Knight
Dr. Denise Scots-Knight

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MEREO BIOPHARMA GROUP PLC

The name, business address, present principal occupation and citizenship of each of the directors and executive officers of Mereo BioPharma Group plc are set forth below. Directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)	Citizenship
Dr. Peter Fellner* Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place, London WIG 0QF United Kingdom	Chairman of Mereo BioPharma Group plc Chairman of Consort Medical plc		United Kingdom
Dr. Denise Scots-Knight* Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place, London WIG 0QF United Kingdom	Chief Executive Officer of Mereo BioPharma Group plc		United Kingdom
Dr. Anders Ekblom* Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place, London WIG 0QF United Kingdom	Director of Mereo BioPharma Group plc Chairman and Non-Executive director of several biotech companies		Sweden
Dr. Frank Armstrong* Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place, London WIG 0QF United Kingdom	Director of Mereo BioPharma Group plc		United Kingdom
Peter Bains * Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place, London WIG 0QF United Kingdom	Director of Mereo BioPharma Group plc Director, Representative Executive Officer and Chief Executive Officer of Sosei Group Corporation	PMO Hanzomon 11F 2-1 Kojimachi, Chiyoda-ku Tokyo 102-0083 Japan	United Kingdom
Kunal Kashyap* Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place, London WIG 0QF United Kingdom	Director of Mereo BioPharma Group plc Chairman and Managing Director of Allegro Capital Advisors	9th Floor, “The Residency”, 2, Residency Road, Bangalore – 560025 India	India

Paul Blackburn* Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place, London WIG 0QF United Kingdom	Director of Mereo BioPharma Group plc	United Kingdom
Richard Jones* Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place, London WIG 0QF United Kingdom	Chief Financial Officer of Mereo BioPharma Group plc	United Kingdom
Charles Sermon Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place, London WIG 0QF United Kingdom	General Counsel of Mereo BioPharma Group plc	United Kingdom
Dr. Alastair MacKinnon Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place, London WIG 0QF United Kingdom	Chief Medical Officer of Mereo BioPharma Group plc	United Kingdom
John Richard Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place, London WIG 0QF United Kingdom	Head of Corporate Development of Mereo BioPharma Group plc	United States of America
Wills Hughes-Wilson Mereo BioPharma Group plc 4th Floor, 1 Cavendish Place, London WIG 0QF United Kingdom	Head of Patient Access & Commercial Planning of Mereo BioPharma Group plc	United Kingdom